[SNR Letterhead]





                                                              May 4, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Al Rodriguez, Staff Accountant
      Mail Stop 04-07

     Re:  Insight Midwest, L.P.
          Insight Capital, Inc.
          Form 10-K for the year ended December 31, 2004
          File No. 333-33540
          File No. 333-33540-1

Ladies and Gentlemen:

     Insight Midwest, L.P. and Insight Capital, Inc. (collectively, the "Company") received a comment letter from the Staff, dated April 22, 2005 (the "Comment Letter"), which requested that the Company respond to the comments set forth therein within 10 business days. In order for the Company to properly respond to such comments, the undersigned requested the Staff to extend the due date of the Company's response letter to May 18, 2005. In evaluating this request, the undersigned requested the Staff take into consideration that senior management is currently focusing on preparing the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2005 as well as the quarterly report on Form 10-Q for the quarterly period ended March 31, 2005 for Insight Communications Company, Inc.

     This letter will confirm that on May 4, 2005 the Staff indicated to the undersigned that the Company had until May 18, 2005 to respond to the comments set forth in the Comment Letter.

     Please call the undersigned at (212) 768-6983 with any questions or comments concerning this letter.

                                                    Sincerely,

                                                    /s/ Joseph H. Schmitt

                                                    Joseph H. Schmitt